82-34646

DAVIS POLK & WARDWELL

1300 I STREET, N.W.
WASHINGTON, D.C. 20005

1600 EL CAMINO REAL
MENLO PARK, CA 94025

99 GRESHAM STREET
LONDON EC2V 7NG

15, AVENUE MATIGNON
75008 PARIS

450 LEXINGTON AVENUE
NEW YORK, N.Y. 10017
212 450 4000
FAX 212 450 3800

WRITER'S DIRECT

(212)-450-6141

M MAIN

NADA, 2
SPAÑA

GI
MINATO-KU, TOKYO 106-6033

CHATER ROAD
HONG KONG



05005965

File No. 82-~~5133~~

February 15, 2005

Securities and Exchange Commission,
Division of Corporation Finance,
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

SUPPL


RECD S.E.C.
FEB 15 2005
1086

Re: **Telefónica Data Perú S.A.A.— Information Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934**

Ladies and Gentlemen:

On behalf of Telefónica Data Perú S.A.A. (the "**Company**") and in connection with the Company's exemption from Section 12(g) of the Securities and Exchange Act of 1934 granted under Rule 12g3-2(b) thereunder, we hereby furnish to the Securities and Exchange Commission (the "**Commission**") the following information:

1. English summary of the following document: Letter to the CONASEV dated February 9, 2005, relating to Relevant Facts,

2. Fourth quarter (October-December 2004) earnings results for Telefónica Empresas Perú S.A.A.

Please stamp the enclosed copy of this letter and return it to our messenger, who has been instructed to wait. Should you have any questions, please do not hesitate to contact me at (212) 450-6141.

PROCESSED
FEB 22 2005
THOMSON
FINANCIAL

Very truly yours,

Matthew Telford

(Enclosure)

2/22

English Summary for Telefónica Data Perú S.A.A.

–Letter to the CONASEV dated February 9, 2005:

The Board of Directors, at the meeting on February 9, 2005, released the Company's financial report for the fourth quarter of 2004 and the preliminary annual financial statements, as well as made plans for the mandatory Annual Shareholders' Meeting.

–Fourth quarter (October-December 2004) earnings results for Telefónica Empresas Perú S.A.A.

FREE TRANSLATION

Lima, February 9, 2005

Attn:
Stock Eschange Public Registry
Comisión Nacional del Mercado de Valores (the Peruvian Securities Commission or "CONASEV)

Re.-Relevant Facts

Dear Sirs:

In accordance with article 28 of the Peruvian Capital Markets Law and as established in CONASEV Regulation No. 107-2002-EF/94.10 regarding Meterial Information, Reserved Information and other Communications approved by CONASEV Resolution No. 107-2002-EF/94.10, Telefónica Empresas Perú S.A.A. hereby informs you of the following decisions adopted by the Board of Directors at its meeting held on February 9, 2005:

- Released the Company's financial report for the fourth quarter of 2004 and the preliminary annual financial statements, which will be filed as a separate document via the MVNET System on the release date. This information was presented to the Comisión Nacional Supervisora de Empresas y Valores (the "Peruvian Securities Commission" or CONASEV), the Lima Stock Exchange and other relevant stock market institutions.

- Delegate to any one of the President, CEO and General Secretary authority to decide the date, place and time of the mandatory Annual Shareholders' Meeting held after a first, second or third summons; establish dividend and record dates; determine the meeting agenda; publish notice of the meetings, in compliance with the law; formulate the motions and, in general, adopt the necessary measures for the meetings to proceed.

Julia María Morales Valentín
Representantive to the Stock Exchange
Telefónica Empresas Perú S.A.A.

Telefónica

Resultados Trimestrales
Telefónica Empresas Perú S.A.A.

Octubre – Diciembre 2004

Hechos de Importancia

Con fecha 15 de noviembre de 2004, el Directorio de Telefónica Empresas Perú S.A.A. adoptó los siguientes acuerdos:

- Aprobó el pago de un dividendo de S/. 15 342 604,00, esto es, de 0.601222939945546 por acción, con cargo al saldo de las utilidades retenidas al 31 de diciembre de 2003 a valores al 31 de octubre de 2004.
- Estableció como fecha de registro y pago del referido dividendo los días 3 y 15 de diciembre de 2004.
- Aceptó la renuncia formulada por el señor Juan Luis Alfredo Krüger Sayán, identificado con Documento Nacional de Identidad N° 09337264, a los cargos de director alterno y de Gerente Central de Planificación, Administración y Finanzas, la que se hizo efectiva el día 30 de noviembre de 2004.

El 15 de diciembre, Telefónica Empresas Perú S.A.A. hizo de público conocimiento la renuncia formulada por el señor Javier Nadal Ariño al cargo de director y Presidente del Directorio de la empresa. Cabe señalar que en sesión de Directorio realizada en la fecha, dicho órgano incorporó como director al señor Antonio Carlos Valente Da Silva, a quien designó Presidente del Directorio.

TELEFÓNICA EMPRESAS PERÚ S.A.A.

Discusión y análisis de los resultados del cuarto trimestre del 2004 y doce meses finalizados el 31 de diciembre de 2004

Se recomienda la lectura de este informe con los correspondientes Estados Financieros y sus Notas presentados simultáneamente, los mismos que forman parte integrante de este documento y contienen información complementaria.

Entorno Económico

En el 4T04, el Producto Bruto interno (PBI) habría crecido alrededor de 6% con lo que, el PBI se habría expandido en cerca de 5% en el 2004 y acumularía catorce trimestres consecutivos de crecimiento. Como en anteriores trimestres, las exportaciones fueron el componente más dinámico debido al favorable entorno internacional. Dentro de las exportaciones destacan las mayores ventas tanto de productos tradicionales (minerales, harina de pescado) como no tradicionales (textiles, productos agrícolas). Por el lado sectorial, continuó sobresaliendo el desempeño de los sectores no primarios, en especial la manufactura. Dentro de los sectores primarios, los más dinámicos fueron la pesca e hidrocarburos tras el inicio del proyecto de gas de Camisea en junio pasado.

PBI
(Var. % respecto del mismo trimestre del año anterior)


7.0
6.0
5.0
4.0
3.0
2.0
I-03
II
III
IV
I-04
II
III
IV (e)

Por su parte, la inflación fue de 0,25% en el 4T04, tasa similar a la del trimestre previo. Con este resultado, la inflación en los últimos 12 meses descendió desde 4,03% en setiembre a 3,48% en diciembre. Así, el índice de precios al consumidor cerró el 2004 con su registro más alto de los últimos cuatro años, pero dentro del rango objetivo del Banco Central de Reserva (BCR) (1,5%-3,5%). En el año se evidenciaron presiones inflacionarias debido a importantes "shocks" de oferta: la sequía que afectó el precio de los productos agrícolas y el incremento de la cotización internacional del petróleo. La apreciación de la moneda nacional ayudó a que se cumpliera la meta de inflación en el 2004.

En el 4T04, la moneda nacional continuó con su tendencia apreciatoria y se fortaleció 1,8%. El tipo de cambio cerró el año en niveles de S/.3,283 por dólar, lo que significó una apreciación de 5,2%. La fortaleza de las cuentas externas (superávit comercial y cuenta corriente casi equilibrada) junto con un paulatino proceso de desdolarización y la tendencia global del dólar a depreciarse, son los principales factores que explicaron la tendencia apreciatoria. El BCR compró cerca de US$1 000 millones sólo en el 4T04 y acumuló en el año compras por US$2 340 millones (monto similar a todo el superávit comercial del 2004). Según algunos analistas, sin estas intervenciones, la apreciación del Nuevo Sol habría sido mayor. Las compras del BCR elevaron las Reservas Internacionales Netas a un récord de US$12 631 millones (15 meses de importaciones) a fines del 2004.

En noviembre, la clasificadora de riesgo Fitch elevó la calificación de la deuda soberana de largo plazo en moneda extranjera de BB- a BB, con lo que ésta se ubica a dos niveles del grado de inversión. La revisión se sustentó en la tendencia descendente del déficit fiscal y el crecimiento

económico observado. En junio, Standard and Poor's (S&P) elevó la calificación también en un nivel a BB. Ambas clasificadoras asignan una categoría de "estable" al panorama de la economía peruana. Favorecido por la tendencia regional y las buenas noticias provenientes de Fitch y S&P, el riesgo país llegó a ubicarse en diciembre en niveles históricamente bajos.

Resultados del Ejercicio

Los ingresos operativos del 4T04 alcanzaron S/.73 millones, mostrando una caída de 21,5% respecto a los S/. 92 millones del 4T03. Esta contracción se explica por la disminución en i) los ingresos por comisiones - retribuciones pagadas por Telefónica del Perú S.A.A. por la comercialización de sus servicios a clientes de Telefónica Empresas- en S/.14 millones debido a la mayor provisión de ingresos durante el 4T03; ii) los ingresos por Internet@s, servicio al por mayor de internet, en S/. 4 millones debido a una menor demanda por el producto, así como a una caída en las tarifas del mismo y; iii) los ingresos de Unired en S/. 2 millones por la migración a otros servicios de mayor valor añadido como IP.

Los ingresos acumulados de los 12M04 totalizaron S/. 269 millones frente a los S/. 280 millones de los 12M03, presentando una variación negativa del 3,8%, producto, principalmente, de la contracción en los ingresos del servicio Internet@s, que totalizaron S/. 4 millones frente a los S/.15 millones registrados en los 12M03.

Los gastos operativos correspondientes al 4T04 ascienden a S/. 63 millones, originando una disminución de 25,7% en comparación a los S/. 84 millones del 4T03. La variación en los gastos operativos se explica, principalmente, por la disminución en el rubro servicios prestados por terceros, los que se redujeron producto de la caída en el costo de los servicios de alquiler de circuitos de acceso y enlace (en S/. 14 millones), y en el costo del Tránsito IP - Enlaces de Internet (en S/. 6 millones).

La disminución en los gastos operativos en el 4T04 se vio parcialmente compensada por el aumento de S/. 5 millones en la cuenta de depreciación y amortización -debido a la activación de trabajo para inmovilizado durante el presente ejercicio-, así como por el incremento de la cuenta de materiales y suministros en S/. 3 millones, como resultado de la adquisición de equipos para proyectos con clientes corporativos locales.

Con respecto a los gastos operativos de los 12M04, éstos disminuyeron en S/. 6 millones con respecto a los 12M03, debido fundamentalmente a la caída en el rubro servicios prestados por terceros. La contracción en este rubro se debió a las menores tarifas del servicio de Tránsito IP – Enlaces de Internet, las que permitieron un ahorro de S/. 19 millones. La reducción antes mencionada se vio compensada por el incremento en S/. 5 millones en los servicios prestados de Infovia, así como por el aumento de S/. 8 millones en la cuenta de depreciación y amortización.

El 4T04 mostró una utilidad operativa de S/.10 millones, monto superior en 22,6 % a la obtenida en el 4T03, debido a la menor caída de los ingresos en relación a los gastos. Por su parte, el EBITDA (utilidad antes de intereses, impuestos, depreciación y amortización) del 4T04 alcanzó S/.21 millones, con un margen de 29,4%. Este resultado muestra una variación positiva de 45,3% con respecto a los S/.15 millones obtenidos durante el 4T03, principalmente, por el control de los gastos operativos.

Durante los 12M04, se registró una utilidad operativa de S/.23 millones, monto inferior en 15,2 % a la obtenida en los 12M03, debido a la menor disminución de los gastos en relación a la de los ingresos. A pesar de ello, el EBITDA acumulado alcanzó S/.54 millones, con un margen de 20,0%, lo que significó un incremento de 8,5% respecto al obtenido en los 12M03. El aumento del EBITDA se origina, principalmente, por el control de los gastos operativos.

Para el 4T04, se ha registrado una pérdida no operativa de S/. 3 millones, que contrasta con la utilidad de S/. 1 millón del 4T03. La disminución se debe principalmente al ajuste por corrección monetaria o REI. El resultado no operativo acumulado fue una pérdida de S/. 1 millón, a diferencia de la utilidad de S/. 1 millón de los 12M03, producto también de los ajustes por corrección monetaria.

Finalmente, el resultado neto del 4T04 fue una pérdida de S/. 0,3 millones, que implica una contracción de S/. 3 millones respecto al resultado del 4T03, en función de la pérdida no operativa y del incremento en el impuesto a la renta y participaciones a trabajadores. Por su parte, el resultado acumulado fue una utilidad de S/. 8 millones, lo que refleja una caída de S/. 8 millones respecto a la utilidad de los 12M03, producto principalmente de la menor utilidad operativa, las pérdidas no operativas y el incremento en el impuesto a la renta y la participación de trabajadores.

Balance General

Al cierre del 4T04, el activo corriente muestra una disminución del 15,8% respecto al trimestre anterior, originada principalmente por la contracción de caja y bancos producto, principalmente, del pago de dividendos. De otro lado, al cierre del 4T04, el pasivo corriente registra un ligero aumento del 1,6% respecto al 3T04, debido fundamentalmente al crecimiento de cuentas por pagar comerciales y otras cuentas por pagar, las que se vieron compensadas parcialmente por la reducción de cuentas por pagar a empresas relacionadas. De este modo, al cierre del 4T04, el balance presenta una contracción en el nivel de liquidez, pues el ratio corriente pasa de 1,38 veces en el 3T04 a 1,15 veces en este trimestre.

Al cierre del 4T04, el ratio de endeudamiento (Deuda / Deuda + Patrimonio) se mantiene por debajo del 0,1%, similar al presentado el 3T04. Finalmente, el patrimonio presenta una contracción de S/. 16 millones, alcanzando S/.113 millones, producto del pago de dividendos.

TABLA 2

TELEFONICA EMPRESAS PERU S.A.A.

BALANCE GENERAL AJUSTADO A SOLES (000) AL 31 DE DICIEMBRE DE 2004[1]

(Fin de Periodo)

ACTIVO

	4T04	3T04	2T04	1T04	4T03[2]
ACTIVO CORRIENTE					
Caja y bancos	21,423	42,339	28,470	13,395	77
Cuentas por cobrar comerciales, netas	28,384	29,395	26,855	25,526	30,462
Otras cuentas por cobrar, netas	2,230	2,225	4,622	9,309	1.610
Cuentas por cobrar a empresas relacionadas	27,110	19,760	22,926	19,693	46,743
Existencias	4,155	5,557	5,339	4,331	4.192
Gastos pagados por anticipado	1,376	1,299	1,997	98	341
Total Activo Corriente	84,678	100,575	90,209	72,352	83,425
CUENTAS POR COBRAR A LARGO PLAZO	765	-	-	895	922
INVERSIONES PERMANENTES	2	2	2	2	2
IMPUESTO A LA RENTA Y PARTICIPACIÓN DIFERIDOS	-	-	-	119	-
INMUEBLES, PLANTA Y EQUIPO	176.253	165.166	164,378	166.786	161,809
Depreciación Acumulada	(83,450)	(75,478)	(70,061)	(64,527)	(59,847)
INMUEBLES, PLANTA Y EQUIPO, NETO	92,803	89,688	94,317	102,259	101,962
Intangibles, neto	10,974	12,780	12,136	8,971	10,178
TOTAL ACTIVOS	189,222	203,045	196,664	184,598	196,489

PASIVO Y PATRIMONIO

	4T04	3T04	2T04	1T04	4T03[2]
PASIVO CORRIENTE					
Sobregiros bancarios	2,541	-	-	-	-
Cuentas por pagar comerciales	24,669	14,163	22,032	21,120	19,192
Otras cuentas por pagar	19,778	14,754	11,352	13,006	30,262
Provisión para compensación por tiempo de servicio	471	254	300	628	338
Cuentas por pagar a empresas relacionadas	26,423	43,524	35,538	23,211	21,348
Parte Corriente de la Deuda a Largo Plazo	46	48	60	72	87
Total Pasivos Corrientes	73,928	72,743	69,282	58,037	71,227
DEUDA DE LARGO PLAZO	-	-	1	40	71
IMPUESTOS Y PARTICIPACIONES DIFERIDAS	1,117	234	830	-	423
INGRESOS DIFERIDOS	1.108	1,303	1.197	2,515	4,172
Capital social	27,129	27,129	27,129	27,129	27,129
Capital adicional	75,020	75,020	75,020	75,020	75,020
Reserva legal	3.885	3,104	3.104	3,104	3,104
Resultados acumulados	7,035	23,512	20,101	18.753	15,343
	113,069	128,765	125,354	124,006	120,596
	189,222	203,045	196,664	184,598	196,489

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).
(2) Corresponden a los estados financieros consolidados de la Compañía y su Subsidiaria al 31.12.2003.

TABLA 1
TELEFONICA EMPRESAS PERU S.A.A.
ESTADO DE RESULTADOS AJUSTADOS A SOLES (000) AL 31 DE DICIEMBRE DE 2004[1]
(Preparado de acuerdo a los Principios Contables Generalmente Aceptados en el Perú)

	4T03[2]	%	4T04	%	Var. Abs. 4T04-4T03	Var. % 4T04-4T03 %	12M03[2]	%	12M04	%	Var. Abs. 12M04-12M03	Var. % 12M04-12M03 %
Ingresos Operativos	92,457	100.0	72,567	100.0	(19,890)	(21.5)	279,296	100.0	268,797	100.0	(10,499)	(3.8)
Telefónica Empresas Perú S.A.A.	88,720	96.0	72,567	100.0	(16,153)	(18.2)	261,773	93.7	268,797	100.0	7,024	2.7
Telefónica Servicios Financieros S.A.C.	3,737	1.3	-	-	(3,737)	(100.0)	17,523	6.3	-	-	(17,523)	(6)
Gastos Operativos	84,423	91.3	62,716	86.4	(21,707)	(25.7)	252,248	90.3	245,854	91.5	(6,394)	(2.5)
Gastos de Personal	14,484	15.7	13,529	18.6	(955)	(6.6)	52,992	19.0	53,800	20.0	808	1.5
Remuneraciones	11,819	12.8	10,951	15.1	(868)	(7.3)	42,595	15.3	42,817	15.9	222	0.5
Contribuciones Sociales	866	0.9	733	1.0	(133)	(15.4)	3,571	1.3	3,403	1.3	(168)	(4.7)
Compensación por tiempo de servicios	841	0.9	678	0.9	(163)	(19.4)	3,219	1.2	3,304	1.2	85	2.6
Otros	958	1.0	1,167	1.6	209	21.8	3,607	1.3	4,276	1.6	669	18.5
Gastos de Gestión	59,048	63.9	37,783	52.1	(21,265)	(36.0)	166,373	59.6	157,766	58.7	(8,607)	(5.2)
Materiales y suministros	2,621	2.8	5,773	8.0	3,152	120.3	16,402	5.9	18,515	6.9	2,113	12.9
Servicios prestados por terceros	55,713	60.3	30,718	42.3	(24,995)	(44.9)	147,788	52.9	138,200	51.4	(9,588)	(6.5)
Cargas diversas de gestión	714	0.8	1,292	1.8	578	81.0	2,183	0.8	1,051	0.4	(1,132)	(51.9)
Tributos	1,650	1.8	2,152	3.0	502	30.4	6,446	2.3	5,626	2.1	(820)	(12.7)
Provisión de cobranza dudosa	1,789	1.9	440	0.6	(1,349)	(75.4)	3,060	1.1	1,072	0.4	(1,988)	(65.0)
Provisión para desvalorización de existencias	812	0.9	817	1.1	5	0.6	812	0.3	179	0.1	(633)	(78.0)
Depreciación y amortización	6,640	7.2	11,462	15.8	4,822	72.6	22,565	8.1	30,878	11.5	8,313	36.8
Trabajo para el inmovilizado	-	-	(3,467)	(4.8)	(3,467)	-	-	-	(3,467)	(1.3)	(3,467)	-
Resultado Operativo	8,034	8.7	9,851	13.6	1,817	22.6	27,048	9.7	22,943	8.5	(4,105)	(15.2)
EBITDA	14,674	15.9	21,313	29.4	6,639	45.2	49,613	17.8	53,821	20.0	4,208	8.5
Otros Ingresos (Gastos)												
Ingresos Financieros	842	0.9	388	0.5	(454)	(53.9)	2,251	0.8	1,668	0.6	(583)	(25.9)
Gastos Financieros	(8)	(0.0)	(1)	(0.0)	7	87.5	(29)	(0.0)	(22)	(0.0)	7	24.1
Otros Ingresos - Gastos Neto	722	0.8	156	0.2	(566)	(78.4)	(87)	(0.0)	332	0.1	419	481.6
Corrección Monetaria - REI	(750)	(0.8)	(3,415)	(4.7)	(2,665)	(355.3)	(988)	(0.4)	(3,001)	(1.1)	(2,013)	(203.7)
Resultado No Operativo	806	0.9	(2,872)	(4.0)	(3,678)	(456.3)	1,147	0.4	(1,023)	(0.4)	(2,170)	(189.2)
Resultado antes de Impuestos y Participac.	8,840	9.6	6,979	9.6	(1,861)	(21.1)	28,195	10.1	21,920	8.2	(6,275)	(22.3)
Participación de los Trabajadores	(1,610)	(1.7)	(1,925)	(2.7)	(315)	(19.6)	(2,761)	(1.0)	(4,015)	(1.5)	(1,254)	(45.4)
Impuestos	(4,982)	(5.4)	(5,377)	(7.4)	(395)	(7.9)	(8,978)	(3.2)	(10,089)	(3.8)	(1,111)	(12.4)
Resultado Neto	2,248	2.4	(323)	(0.4)	(2,571)	(114.4)	16,456	5.9	7,816	2.9	(8,640)	(52.5)

(1) Los Datos están ajustados por el IPM publicado por el Instituto Nacional de Estadística e Informática (INEI).
(2) Corresponden a los estados financieros consolidados de la Compañía y su Subsidiaria al 31.12.2003.